2005 Market Street, Suite 2600 Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

December 27, 2013

Via EDGAR Transmission

James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Voyageur Insured Funds – Delaware Tax-Free Arizona Fund, File Nos. 033-11235/811-04973

Voyageur Mutual Funds – Delaware Minnesota High-Yield Municipal Bond Fund, Delaware Tax-Free California Fund, Delaware Tax-Free Idaho Fund, and Delaware Tax-Free New York Fund, File Nos. 033-63238/811-07742

Voyageur Tax Free Funds – Delaware Tax-Free Minnesota Fund, File Nos. 002-87910/811-03910
Voyageur Intermediate Tax Free Funds – Delaware Tax-Free Minnesota Intermediate Fund, File Nos. 002-99266/811-04364
Voyageur Mutual Funds II – Delaware Tax-Free Colorado Fund, File Nos. 033-11495/811-04989
Delaware Group State Tax-Free Income Trust – Delaware Tax-Free Pennsylvania Fund, File Nos. 002-57791/811-02715

Dear Mr. O’Connor:

On behalf of the Voyageur Insured Funds, Voyageur Mutual Funds, Voyageur Tax Free Funds, Voyageur Intermediate Tax Free Funds, Voyageur Mutual Funds II, and Delaware Group State Tax-Free Income Trust (each a “Registrant” and collectively the “Registrants”) and the above-referenced series (each a “Fund” and collectively, the “Funds”), the following are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which were communicated on December 13, 2013 for the combined prospectus (the “Combined Prospectus”) and the combined statement of additional information (the “SAI”) with respect to Voyageur Insured Funds Post-Effective Amendment No. 52, Voyageur Mutual Funds Post-Effective Amendment No. 45, Voyageur Tax Free Funds Post-Effective Amendment No. 52, Voyageur Intermediate Tax Free Funds Post-Effective Amendment No. 48, Voyageur Mutual Funds II Post Effective Amendment No. 45, and Delaware Group State Tax-Free Income Trust Post-Effective Amendment No. 64 (together, the “Amendments”) filed on October 31, 2013 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), for the purpose of registering an institutional class of shares for each Fund.  Each Staff comment is summarized below, followed by the applicable Registrant’s response to the comment.

James O’Connor
December 27, 2013

PROSPECTUS

Fund-Specific Comments:

Delaware Tax-Free Arizona Fund

1.           Comment:  The 80% Policy for the Delaware Tax-Free Arizona Fund currently states “at least 80% of net assets.”  The language should track the definition of Assets in Rule 35d-1: “net assets, plus the amount of any borrowings for investment purposes.” (emphasis added)

Response: The requested change will be made.

Delaware Tax-Free Pennsylvania Fund

2.           Comment:  In footnote 2 to the fee table for the Delaware Tax-Free Pennsylvania Fund, the sentence addressing Class A shares’ blended 12b-1 fee is neither permitted nor required per General Instruction C.3. to Form N-1A.

Response:  The sentence describing the Class A shares’ blended 12b-1 fee helps shareholders to understand the actual fees that they pay, after waivers, and, therefore, the Registrant believes that it is appropriate to reference the blended fee rate in the fee waiver footnote to the fee table.  Accordingly, the Registrant respectfully declines this comment.

Delaware Minnesota High-Yield Municipal Bond Fund

3.           Comment:  The Delaware Minnesota High-Yield Municipal Bond Fund is not a tax-free fund and need not be exempt from alternative minimum tax.  Revise the first paragraph under “What are the Fund’s principal investment strategies?” to omit the phrase “including the federal alternative minimum tax” from the disclosure.

Response: The disclosure in question is part of a fundamental investment policy that may not be changed without prior shareholder approval. Moreover, Delaware Minnesota High-Yield Municipal Bond Fund does seek to make investments exempt from federal, state and local taxes, including the federal alternative minimum tax.  Accordingly, the Registrant respectfully declines this comment.

4.           Comment:  Disclose that the Delaware Minnesota High-Yield Municipal Bond Fund may invest without limit in high-yield bonds, unlike the other Funds which are subject to a 20% limit.

Response: The requested change will be made.

Global Comments:

5.           Comment:  The fee table for the Delaware Tax-Free Arizona Fund includes the following line item heading: “Maximum contingent deferred sales charge (load) as a percentage of original purchase price or redemption price, whichever is lower.” Delete the word “contingent” for consistency with the fee tables of other fund families.

James O’Connor
December 27, 2013

Response: “Contingent deferred sales charge” is a commonly used term in the mutual fund industry and is familiar to retail investors.  The Registrants believe that including the word “contingent” helps shareholders better understand the potential types of transaction fees that they may pay.  Accordingly, the Registrants respectfully decline this comment.

6.           Comment:  The expense reimbursement or fee waiver must be in place for at least a year from the effective date of the registration statement to be shown in the fee table.  Confirm that each expense reimbursement or fee waiver, as included in footnote disclosure to the fee tables, is not given effect in the fee table line item if in place for less than a year from the effective date of the registration statement.

Response: The Registrants confirm that the fee waivers disclosed in the footnotes to the fee tables will be in effect for at least a year from the effective date of their respective registration statements.

7.           Comment:  Footnote 2 to the fee table contains discussion of both the advisory fee and Rule 12b-1 fee waivers.  The last sentence of the footnote should be revised to reflect that the advisory fee waiver may not be terminated until at least one year from the effective date of the Prospectus, which is a requirement to show the effect of the waiver in the fee table, and to omit reference to the 12b-1 fee waiver.

Response:  To the extent that a Fund has contractual advisory and/or Rule 12b-1 fee waivers in place, they will remain in effect for at least one year.  The Registrants believe that it provides clarity for shareholders to include the Rule 12b-1 waiver explanation in the last sentence of the relevant footnotes.  Accordingly, the Registrant respectfully declines this comment.

8.           Comment:  Under the “Investments not guaranteed by Delaware Management Company (Manager) or its affiliates” section, because a Fund apparently may be sold—directly or indirectly—by a bank or insured depository institution, the disclosure required by Item 4 of Form N-1A (i.e., “An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”) should be added in bold and also appear on the cover of the Prospectus.

Response: In connection with the conversion of the Funds’ prospectuses to the summary format style, the Registrants’ counsel explained to the Staff that the disclosure was required by Macquarie Group Limited’s (“Macquarie”) bank regulators because Delaware Investments had become a wholly owned subsidiary of Macquarie.  Following several conversations with the Staff, the Staff agreed that it was acceptable to include this disclosure in each Fund’s summary risk section instead of on the front cover of the Funds’ Combined Prospectus where Macquarie’s regulators preferred it to be and where the Staff felt it should not be.  Additionally, notwithstanding that Delaware Investments’ ultimate parent is a bank, the Funds are not advised by or sold through an insured depository institution.  As a result, the Registrants respectfully decline this comment.

9.           Comment:  In response to several cities, a number of utility authorities and special districts, and the Commonwealth of Puerto Rico filing—or threatening to file—for bankruptcy protection, under the “Credit risk” disclosure address what appears to be a heightened risk of default among municipal bond issuers.

Response: The Registrants believe that the current disclosure under “Credit risk” in the summary section of the Combined Prospectus sufficiently summarizes the risk of default among municipal bond issuers; however, the Registrants have enhanced their Item 9 geographic concentration risk disclosure to specifically address the perceived heightened risk of investing in Puerto Rican bonds.

James O’Connor
December 27, 2013

issuers; however, the Registrants have enhanced their Item 9 geographic concentration risk disclosure to specifically address the perceived heightened risk of investing in Puerto Rican bonds.

10.           Comment:  With regard to the “High yield (junk bond) risk” disclosure, state that junk bonds are rated below investment grade and the ratings of below investment grade securities used by several NRSROs. State the lowest grade securities in which a Fund may invest, either directly or indirectly, or state that the Fund may invest in securities of any grade. For each Fund, state the percentage of assets can be invested in high-yield bonds.

Response:  The requested changes are more in the nature of investment strategy disclosure, not investment risk disclosure.  Accordingly, the Registrants will review and revise their investment strategy disclosure, as appropriate, to address this comment.

11.           Comment:  Under “Derivatives risk,” add the following language to each series’ corresponding risk paragraph that does not include such language:  “Derivative contracts are also subject to the risk that the counterparty may fail to perform its obligations under the contract due to financial difficulties (such as bankruptcy or reorganization).”

Response: The Registrant respectfully declines this comment since “Counterparty risk” is already included as a separate risk for each Fund directly beneath “Derivatives risk” in each summary risk section.

12.           Comment:  With regard to the “Zero coupon bonds,” disclose that if a Fund invests in debt obligations that are treated as having original issue discount (“OID”) under the federal income tax law (such as zero coupon bonds), the Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year.  Because any OID will be included in investment company taxable income for the year of the accrual, a Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount.  As a result, a Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose.  On the other hand, investors may have to pay tax on OID income without receiving any cash to pay the tax.

Response: The Registrants believe that the discussion under “Certain fixed income investments” in the “Distribution and Taxes” section of the SAI addresses this comment.  Accordingly, the Registrants respectfully decline to accept this comment.

13.           Comment:  With regard to the “Concentration” disclosure under “Our investment strategies,”  include the definition of concentration for open-end funds from Item 9 of Form N-1A, i.e., change the reference to investing more than 25% of total assets to more than 25% of the value of net assets.

Response: The requested changes will be made.

14.           Comment:  With regard to the “Concentration” disclosure under “The securities in which the Funds typically invest,” when a substantial amount of the assets of a tax-exempt bond fund are invested in securities that are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities, appropriate disclosure in the Combined Prospectus in response to Item 4 is needed. Additionally, although the statement of policy

James O’Connor
December 27, 2013

required by Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry, this exclusion does not eliminate the requirement for a tax-exempt bond fund to disclose its policy with respect to concentration in the SAI.

Response:  With respect to revising Item 4 disclosure, the Registrants will make the requested change as applicable.  With respect to describing the Funds’ concentration policies in the SAI, the Registrants note that their concentration policies are described under the “Investment Objectives, Restrictions and Policies – Fundamental Investment Restrictions” section of the SAI.

15.           Comment:  With regard to “Industry and security risks” disclosure under “The risks of investing in the Funds,” include the definition of concentration for open-end funds from Item 9 of Form N-1A, i.e., invest more than 25% of the value of net assets.  The total value of a Fund’s assets would include assets purchased with leverage and any derivatives that are senior securities (i.e., are not fully collateralized by amounts maintained in a segregated account) and the value of non-investment assets (such as receivables for shares sold or expense reimbursements) as well as excluding liabilities that reduce the amount of a company's investments.  Certain types of routine transactions, such as unsettled securities transactions and securities loans, would also increase a company's total assets because total assets do not reflect certain liabilities.

Response:  The requested change will be made.

16.           Comment:  With regard to “High yield, high-risk municipal bond (junk bond) risk” disclosure under “The risks of investing in the Funds,” add that junk bonds are rated below investment grade.

Response: The requested change will be made.

17.           Comment:  The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Review the observations set forth in that letter, identify specifically all the derivatives in which the Fund intends to invest, and revise this risk disclosure in conformity with the guidance set forth in the letter.

Response:  The Registrants undertake to review the Staff guidance and make any appropriate revisions to their derivatives disclosure.

18.           Comment:  The disclosure under the “Fair Valuation” section includes language that the Funds may use fair value pricing more frequently for securities traded primarily in non-U.S. markets.  Explain the inclusion of this language because, up to this section, there has been no discussion of investing in foreign securities.

Response: This is standard disclosure used for all of the funds within the Delaware Investments’ fund complex.

19.           Comment: With regard to disclosure under the “Transaction monitoring procedures” section, the statement that “a Fund or its transfer agent may enter into shareholder information agreements with such financial intermediaries under which a Fund may receive information (such as taxpayer identification

James O’Connor
December 27, 2013

numbers and Fund transaction activity)” is not an accurate statement.  Pursuant to Rule 22c-2 under the 1940 Act, Funds are required to enter into shareholder information agreements with their financial intermediaries unless such agreements prohibit the financial intermediaries from purchasing in nominee name.

Response:  The Registrants will replace the disclosure in the second, third and fourth paragraphs under “Transaction monitoring procedures” with the following:

“Omnibus account arrangements are common forms of holding shares of the Funds, particularly among certain broker/dealers and other financial intermediaries, including sponsors of retirement plans and variable insurance products. The Funds will attempt to have financial intermediaries apply the Funds’ monitoring procedures to these omnibus accounts and to the individual participants in such accounts. However, to the extent that a financial intermediary is not able or willing to monitor or enforce the Funds’ frequent trading policy with respect to an omnibus account, the Funds’ transfer agent will work with certain intermediaries (such as investment dealers holding shareholder accounts in street name, retirement plan recordkeepers, insurance company separate accounts and bank trust companies) to apply their own procedures, provided that the Funds’ transfer agent believes the intermediary’s procedures are reasonably designed to enforce the Funds’ frequent trading policies. You should refer to disclosures provided by the intermediaries with which you have an account to determine the specific trading restrictions that apply to you.  If the Funds’ transfer agent identifies any activity that may constitute frequent trading, it reserves the right to contact the intermediary and request that the intermediary either provide information regarding an account owner’s transactions or restrict the account owner’s trading. If the Funds’ transfer agent is not satisfied that the intermediary has taken appropriate action, the transfer agent may terminate the intermediary’s ability to transact in Fund shares.”

STATEMENT OF ADDITIONAL INFORMATION

20.           Comment:  Under the “Fundamental Investment Restrictions” section and with regard to the prohibition on investments that result in concentration,  define the term “concentration” according to the staff interpretation applicable to an open-end fund.

Response:  The requested change will be made.

21.           Comment:  Following discussion of “Risks of Transactions in Futures Contracts and Options,” because a Fund may invest in futures contracts, certain swap contracts, and certain other derivative instruments that are within the jurisdiction of the Commodity Exchange Act (“CEA”), as part of its principal investment strategies, the limits on this strategy imposed by the Fund’s claim of an exclusion from the definition of the term “commodity pool operator” under the CEA, pursuant to Regulation 4.5 under the CEA, should be explained.  A Fund may only invest in commodity interests (i) with aggregate net notional value of up to 100% of the Fund's net assets, or (ii) for which the aggregate initial margin and premiums on these positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are “in-the-money” at the time of purchase) will not exceed 5% of the Fund’s net asset value, in each case not counting bona fide hedging transactions.  Also disclose the risks of a Fund’s exceeding either of these thresholds.

James O’Connor
December 27, 2013

Response:  The requested change will be made.

22.           Comment:  Following discussion of “Risks of Transactions in Futures Contracts and Options,” it is noted that each Fund is not subject to registration or regulation as a commodity pool operator (“CPO”).  It is a Fund's adviser and not the Fund that would be required to register as a CPO.

Response:  The disclosure will be revised to reflect that it is the Funds’ adviser, not the Funds themselves, that would be required to register as a CPO.

23.           Comment:  Under the “Reverse Repurchase Agreements” section, clarify the statement that “At the time a Fund enters into a reverse repurchase agreement, cash or liquid assets having a value sufficient to make payments for the securities to be repurchased will be segregated . . . .”  If the reverse repurchase agreement lacks a specified repurchase price, a Fund must segregate liquid assets equal to the proceeds received on any sale subject to repurchase plus accrued interest.  If the reverse repurchase agreement has a specified repurchase price, the Fund must segregate liquid assets equal to the repurchase price.  See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by, e.g., Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987), Merrill Lynch Asset Management, L.P. (July 2, 1996), and Robertson Stephens Investment Trust (Aug. 24, 1995).  See also Guide 9 to Form N-1A.

Response:  The requested change will be made.

24.           Comment:  In the officers and trustees tables under “Management of the Trust,” add the phrase “during the past five years” to the final column heading.

Response:  The column heading will be revised as requested.

*           *           *

The Registrants acknowledge that:  (i) the comments made with respect to one series apply to the similar disclosure in each other series of the Combined Prospectus and the SAI; (ii) they are responsible for the adequacy of the disclosure in the Amendments; (iii) Staff comments on the Amendments, or changes to the Amendments made in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to the Amendments; and (iv) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Additionally, the Registrants acknowledge that the Division of Enforcement has access to all information that the Registrants have provided to the Staff of the Division of Investment Management in its review of the Amendments.

James O’Connor
December 27, 2013

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses set forth above.

Sincerely yours,

/s/ E. Taylor Brody
E. Taylor Brody

cc:	Emilia P. Wang, Esq.
Delaware Investments